
proteomics
systems biology
security & defense

Bruker Daltonics

2001 Annual Report

A Pioneer and Leader in
Providing Enabling Life Science Tools
Based on Mass Spectrometry



Table of Contents

Company Overview
About Us

Bruker Daltonics is a leading developer and supplier of mass spectrometers and related accessories for the areas of biochemical, biological, and pharmaceutical research, as well as substance detection and pathogen identification.



Bruker Daltonics is the only major manufacturer with life science mass spectrometry as our primary business. We have one of the broadest sets of mass spectrometry platforms for the research and development of new life science systems and techniques. We have two business groups to reflect our markets: Life Science Systems, and the Substance Detection and Pathogen Identification Division (also referred to as "ABCDE," short for atomic, biological, chemical, drug, and explosive/ environmental detection). Our mass spectrometers are used extensively throughout these markets in a wide variety of applications.



About Mass Spectrometers

Mass spectrometers are precision instruments used to identify molecules and their composition. These molecules can range in size from "small" molecules such as drugs (with molecular weights under 1,000 Daltons), to large proteins (with molecular weights of 10,000 Daltons or greater). The extreme versatility and sensitivity of mass spectrometers makes them perfect for the study of biological and related compounds.

Mass Spectrometry and the Life Sciences

Mass spectrometry has become recognized as a primary tool for the study of the life sciences. The completion of the Human Genome Project has recently shifted attention to research of the proteome. The study of the proteome, how genes express proteins and their related compounds, as well as how these proteins function, is referred to as "Proteomics." Similarly, the study of the metabolites which result from these activities (including the study of disease pathways, metabolomic and biomarker profiling, and fates) is referred to as "Metabolomics." Thus, continued study of the genome is "Genomics." Combined, Proteomics, Metabolomics, Genomics, and related areas of Drug Discovery, molecular biology, and medical research are now considered among the most important areas of scientific research and discovery within the first part of this new century. Mass spectrometry is ideally suited for many of these areas of research, providing precise sequence information where required, often with extremely high-throughput. We also offer bioinformatics tools to easily manage the entire process, with on-line research and advanced data management.

Mass Spectrometry and Substance Detection and Pathogen Identification

Substance detection and pathogen identification devices can be used for anti-terrorism, law enforcement, field detection of chemical and biological agents, radiation, illegal drugs and trace explosives, as well as facilities monitoring. Law enforcement agencies, emergency response, and government defense agencies use our portable or fixed detection and identification systems, many of which are based on the same mass spectrometry technology as our life science systems.

Life Science systems represented approximately 74% of our revenues in 2001, and were based on four main technology platforms. These are Matrix Assisted Laser Desorption Ionization (MALDI) Time of Flight (TOF) mass spectrometry, ElectroSpray Ionization (ESI) TOF mass spectrometry, Fourier Transform mass spectrometry (FTMS), and Ion Trap mass spectrometry (ITMS).

Company Overview
Where We See Ourselves in the Market

Our goal is to grow our position as a leading provider of mass spectrometry and related solutions for the life sciences and substance detection and pathogen identification markets.



Our future growth is based on important global trends which have long-term implications, including the completion of the Human Genome Project, the opportunities of the post-genomic era, the acceleration of drug discovery, and a need for greater security. In the aftermath of 9/11, there is a recognized need for more portable, faster, and more sensitive methods of chemical and biological substance detection for many applications. We believe we can meet these needs, and we will continue to develop state-of-the-art instrumentation in this area.

We are at the dawn of a new era, in which our customers are beginning to find cures and responses to many diseases previously thought to be unapproachable. New advances in proteomics, genomics, drug discovery, and related areas have already saved lives and brought new hope. Our new products, such as the **ultraflex™ TOF/TOF** and the **BioTOF™ Q** tandem mass spectrometers, represent major advances in our customers' abilities to make critical breakthroughs in these areas of study. Similarly, our **Proteineer™ Suite** of products automates the preparation of proteins from gel separation to preparation on microarrays, increasing efficiency of analysis and bioinformatic knowledge gain.





We recognize the need to continually develop new platforms and applications. We will continue to integrate our technologies across new and existing platforms and provide new levels of automation in sample preparation and processing – with bioinformatics to make the management of the resulting high volumes of data and information easy and powerful. To this end, we will seek to improve upon and increase our strategic alliances and pursue acquisitions and other methods of business growth and development wherever applicable. We will continue to leverage our intellectual property, and we will maintain high standards of scientific integrity throughout our endeavors.

Bruker Daltonics was incorporated in Massachusetts, as Bruker Federal Systems Corporation. In February 2000, we reincorporated in Delaware as Bruker Daltonics Inc. On August 4, 2000 we became a publicly traded company.



To Our Shareholders

Much has been written about healthcare, scientific, and economic trends, as well as the events of the past year and how our lives have changed. Bruker Daltonics has performed very well during this challenging year and is committed to meeting the new challenges presented in 2002, and to do our part in helping agencies, companies, and others in building a healthier future.

With the completion of the sequencing of the human genome, the next step is to understand the function of these genes on an individual basis. Consequently, the study of genetic variation and of the proteins encoded by these genes has become of paramount importance. Both the areas of the actual gene expression ("expression proteomics") and determination of the functionalities of the expressed proteins ("functional proteomics") are tremendous in scope as well as scale. Our exciting new **Proteineer** Suite of products has been specifically created to address these challenges: Proteineer integrates our complete line of **MALDI-TOF**, ESI-Ion Trap, and ESI-Q-q TOF mass spectrometer systems, a complete range of automated sampling, preparation, and handling robotics, and a full suite of bioinformatics software for easy data processing and analysis.



Our new tandem mass spectrometers, the **BioTOF Q (Q-q-TOF)** and the **ultraflex TOF/TOF**, have literally changed the way in which we think about mass spectrometry. The **ultraflex TOF/TOF** performs initial high-throughput screening using MALDI-TOF analysis, and then on the same sample, provides ultra-high sensitivity analysis via MALDI-TOF/TOF for extremely detailed protein characterization.

We continue to be the leader in FTMS, with a commitment to more automated FTMS systems.

For all of our life science mass spectrometry systems, the areas of proteomics and pharmacogenomics (the study of the efficacy, pharmacology, and toxicity of drugs) have been prime growth areas, and we look for that trend to continue in the coming year. We continue our drive to create more powerful and flexible systems and to make our mass spectrometers more automated and easier to use.

For the full year 2001, new life science systems bookings increased by more than 25% when compared to the full year 2000. Our total revenues in 2001 were approximately $93 million, up from $76 million in 2000. For the full year 2001, our life science systems bookings growth was led by MALDI-TOF, which includes MALDI-TOF/TOF, with more than 40% growth. Ion Trap mass spectrometry (ITMS) grew more than 30% for all ITMS unit bookings sold either directly by us or via our strategic ITMS partner Agilent Technologies.

Frank H. Laukien, Ph.D.
Chairman, President
and Chief Executive Officer of
Bruker Daltonics Inc.

For the year 2002, we are optimistic that demand for our products, many of which are still in the early product ramp-up phase, will continue to grow at a rapid pace. During 2002, we anticipate several significant new product introductions, which should contribute to our growth objectives.

We continued our collaborative efforts in the life sciences by forging new strategic alliances with Integrative Proteomics, Biacore International, GeneFormatics, and Intrinsic Bioprobes. These are in addition to our ongoing agreements with Sequenom, Agilent, GeneProt, and Variagenics. These alliances benefit us greatly from new applications of their technologies, and in many cases, their sales and marketing efforts.

In other important developments of 2001, Bruker Daltonics and Thermo Finnigan Corporation announced a comprehensive settlement agreement in our litigation in the U.S. and Europe. The worldwide settlement agreement provides for the dismissal of all pending suits, the waiving of all damages, and a framework of licensing and arbitration for potential future patent disputes between the companies in the field of Ion Trap mass spectrometry (ITMS).

In September, 2001, our substance detection and pathogen identification (ABCDE) division received a major contract for $10 million. The Chemical Biological Mass Spectrometers (CBMS) are primarily used for the detection of biological warfare agents, and are an integral part of the Army's Biological Integrated Detection System (BIDS). We began an increased market-awareness campaign of our ABCDE products in 2001; these products represented 10% of our fiscal year-end 2001 revenue.

In 2002, we expect to occupy our new U.S. headquarters and to complete expansion of our Bremen, Germany facility, both of which are equipped with state-of-the-art manufacturing and demonstration facilities. We believe that the demand for life science solutions and substance detection and pathogen identification products will continue to grow, as will our position as a technological leader for these markets.

Frank H. Laukien, Ph.D.
President and Chief Executive Officer



Corporate Officers



John Wronka, Ph.D.

Vice President of
Bruker Daltonics Inc.



John J. Hulburt, CPA

Chief Financial Officer
and Treasurer of
Bruker Daltonics Inc.



Ulrich Giessman, Ph.D.

Vice President of
Bruker Daltonics Inc.



Jochen Franzen, Ph.D.

Managing Director of
Bruker Daltonik GmbH



Dieter Koch, Ph.D.

Managing Director of
Bruker Daltonik GmbH
Managing Director of
Bruker Saxonia Analytik GmbH;
Director of
Bruker Daltonics Inc.



Hans-Jakob Baum

Vice-General Manager of
Bruker Daltonik GmbH
Managing Director of
Bruker Saxonia Analytik GmbH

Management Team

Frank H. Laukien, Ph.D.
Chairman, President, and Chief Executive Officer

Dieter Koch, Ph.D.
Managing Director of Bruker Daltonik GmbH; Managing Director of Bruker Saxonia Analytik GmbH

Jochen Franzen, Ph.D.
Managing Director

Hans-Jakob Baum
Vice-General Manager of Bruker Daltonik GmbH and Managing Director of Bruker Saxonia Analytik GmbH

John Wronka, Ph.D.
Vice President

Gary Kruppa, Ph.D.*
Vice President

Ulrich Giessman, Ph.D.
Vice President

John J. Hulburt, CPA
Chief Financial Officer and Treasurer

Board of Directors

Frank H. Laukien, Ph.D.
Chairman

Dieter Koch, Ph.D.
Director

M. Christopher Canavan, Jr.
Director

Collin J. D'Silva
Director
President and Chief Executive Officer of Transgenomic, Inc.

William A. Linton
Director
Chairman and Chief Executive Officer of Promega Corporation

Richard M. Stein
Director and Secretary
Shareholder and Director of Hutchins, Wheeler & Dittmar, LLP

Bernhard Wangler
Director
Principal of Kanzlei Wangler

Scientific Advisory Board

Jean Futrell, Ph.D.
Director, Department of Energy Environmental Molecular Sciences Laboratory; former Chairman of Chemistry and Biochemistry at the University of Delaware

Steven A. Hofstadtler, Ph.D.
Director of Drug Discovery Technology, ISIS Pharmaceuticals, Inc.

Joachim R. Wesener, Ph.D.
Head of Mass Spectrometry Bayer Central Research; Board Member of German Society for Mass Spectrometry

Professor Helmut Meyer
University of Bochum, Germany; President, Protagen AG

Professor Peter Derrick
University of Warwick, United Kingdom; Director, University of Warwick's Institute for Mass Spectrometry; Professor and Chairman of the Department of Chemistry

Günther Heinrich, Ph.D.
Chief Executive Officer and President of EPIDAUROS AG

Corporate Information

Independent Auditors
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Legal Counsel
Hutchins, Wheeler & Dittmar LLP
101 Federal Street
Boston, MA 02110

Transfer Agent
American Stock Transfer & Trust Company





* *Currently on leave of absence and not presently active in the Company.*

Market Overview
Applications: Life Sciences

Mass spectrometers are uniquely suited for the study of biochemistry, biomolecules, and biomolecular processes. The primary areas of interest can perhaps best be divided into three areas, Proteomics, Genomics (including Pharmacogenomics), and Drug Discovery (including Metabolomics). These areas are all very closely related and directly affect each other in many important ways. There are, of course, many other applications in the life sciences to which mass spectrometry is well-suited, but we believe the three areas above currently exhibit the most growth potential.





PROTEOMICS

Now that the human genome has been sequenced, it is necessary to address the proteins that the genes encode. It may seem a relatively straightforward process of identifying the precise proteins expressed by specific genes, but the task has proven more daunting, due to several factors. To put it in a nutshell, very small modifications of proteins may occur during or after expression, simple changes that result in dramatically different activities of the proteins. A phosphorylation here, acetylation or glycosylation there, and the protein may take on an entirely new functionality, in many cases not doing something it was originally expressed to do.

It is specifically the goal of proteomics to identify proteins and understand their function, including their influence on metabolic processes. This will help in the determination of the causes of abnormalities in biological processes, ultimately allowing an understanding of the origins of diseases and hopefully to provide strategies for their subsequent treatment.

MALDI-TOF mass spectrometry is capable of very high-throughput, highly sensitive analysis over a wide mass range. It is especially suited to protein identification in the large-scale cataloging of expressed proteins. Automated sample processing systems, such as Bruker Daltonics' **Proteineer SP Spot Picker** and the **Proteineer DP Digest** and Prep modules provide unattended, rapid sample processing. Subsequent high-throughput screening by Bruker Daltonics' **autoflex™**



MALDI-TOF, complete with the Zymark **Twister™** automated microtiter plate handler, can analyze up to 30,000 samples in one batch.

To determine the function of a protein, one must also determine its properties, including where it functions within a cell, its active binding site(s), and many other issues. Advanced levels of sample analysis for more in-depth structural information on particular proteins are routinely performed with MS/MS. Several technologies from Bruker Daltonics can fulfill this role, with MALDI using the Bruker Daltonics **ultraflex MALDI-TOF/TOF**, or with LS-MS/MS using the **esquire™3000*plus* ESI-Ion Trap** (and now the BioTOF Q). The **esquire3000*plus*** provides detailed structural information for individual proteins as they are eluted from an LC separation, with the added benefit of identification of post-translational modifications.



GENOMICS

Very small changes in single genes may well result in the production of different functionalities in the proteins they express. Single-nucleotide polymorphisms, or SNPs, are minute changes in a gene due to defect or exogenous force that will result in production of proteins with different structure and functionality from the original design.

SNPs can occur in nature, or be intentionally introduced to create new proteins. Pharmaceutical companies often wish to associate groups of SNPs with diseases in their drug development and clinical trials for several purposes. The most obvious is to create new and improve upon existing drugs and to potentially provide "personalized medicines." However, SNPs may also aid physicians in screening out patients that could have adverse or grave genetic predispositions to drugs prior to clinical trials, an issue that in 2001 came to prominence in the news. Screening genetic markers of patients could eventually become a major determining factor in defining the prescription of specific drugs to aid efficacy, in addition to preventing adverse reaction.

Mass spectrometers, in particular the Bruker Daltonics MALDI-TOF **autoflex** and **ultraflex,** are particularly well-suited to the high-throughput detection of SNPs in genes. Large-scale genotyping of this kind is the major pursuit of some of our channel partners, including Sequenom and Variagenics.

The **ultraflex MALDI-TOF/TOF** provides the most sensitive analysis possible, and has the added benefit of using the same microtiter plate that the sample was originally analyzed on during screening. Note that high-throughput screening may also be performed using the **ultraflex** in TOF mode, at the same rate as the **autoflex**. In this way, individual samples may be instantly re-analyzed in TOF/TOF mode when desired. These instruments and their many optional configurations, coupled with our advanced bioinformatics software, are the essence of the Bruker Daltonics **Proteineer** Suite. For advanced studies including *de novo* peptide sequencing, protein-protein interactions, and protein-ligand interactions, the Bruker Daltonics **BioTOF Q** product provides essential information often not available with MALDI-TOF or ESI-Ion Trap techniques.

DRUG DISCOVERY

There is a strong relationship between Proteomics and Genomics in modern drug discovery. Mass spectrometers are ideal for these areas of study in that they provide high-throughput, highly precise mass and corresponding structural information throughout the entire analytical process.

In drug discovery, minute changes in the structural makeup of a molecule or precursor can have dramatic effects on the efficacy of the resulting product. Extremely accurate methods of structural determination are required, as incorrect or incomplete determinations can provide useless or even catastrophic results. Bruker Daltonics' **APEX** FTMS system is capable of providing amongst the most accurate mass determinations of any analytical technique, in relatively short analysis times. It is a key instrument in many pharmaceutical companies for performing complex analysis during the drug development process.

The process of drug discovery also involves the testing of large amounts of materials to rapidly determine small structural differences during the synthesis of new compounds. This area of combinatorial chemistry requires high-throughput, high precision analysis which can be done by a variety of mass spectrometric techniques. Our **esquire3000*plus*** LC/MS/MS instrument is ideal for the analysis of smaller molecules, including many common drugs. For larger, more complicated complexes, and in the case of complex mixtures (such as racemic isomers and very high molecular weight molecules), the **APEX** is again the instrument of choice.







Metabolic profiling ("Metabolomics"), the study of the way a drug is metabolized in the body, is another extremely important part of the drug discovery process. Metabolomics gives critical insight into favorable and unfavorable drug fates, which must be taken into account during the design of any new drug. This entire process is usually an *in vivo* study, whereby patients are tested in large populations with various control groups. Typically, LC-MS/MS is done with an instrument such as the **esquire3000*plus*** as it provides rapid and precise determinations of metabolites with the added facility of easy-to-use bioinformatics software. Similarly, it follows that the testing of drug doping of individuals may be performed with an instrument like the **esquire3000*plus***.

Market Overview
Applications: Substance Detection and Pathogen Identification



Substance detection and pathogen identification are areas of continually growing importance in both defense and civilian areas of application. Bruker Daltonics is a world leader in these markets, with a complete range of atomic, biological, chemical, drug, and explosive/environmental (ABCDE) detection and identification products. These systems make use of many of the same mass spectrometry technologies as our life science instrumentation, in addition to ion mobility spectrometry (IMS), Fourier-transform infrared spectroscopy (FTIR) and others.

Our systems are designed to be sensitive, field-transportable, easy-to-use, and field-hardened for deployment under virtually any conditions, including at sea, in combat, and in all manner of civilian emergency situations.



Product Overview
Life Sciences Mass Spectrometry

Bruker Daltonics offers a number of different mass spectrometry systems for life science applications. Biologically active molecules and related compounds are fundamental structures that can be analyzed with relative ease based on their molecular weight.

Mass spectrometers are complex instruments, but most are based upon simple theories of operation. Basically, a sample is introduced to the system and its molecules are then ionized (electrically charged). The ions are then introduced immediately into some form of mass separation device and subsequently sent to a detector, where they are registered with their intensity. The resultant spectra are then processed with the appropriate software to determine the molecular weight, and whenever possible, chemical structure.

Although they operate on different principles, all mass spectrometers contain, in some format, the following three basic components: (1) Sample introduction and ionization, (2) Mass analyzer, and (3) Detector. Bruker Daltonics systems are designed with several optimized combinations of these components to provide superb performance in a wide range of life science applications, and include a complete range of productivity-enhancing automation systems and bioinformatics software packages.

MALDI-TOF

Bruker Daltonics has an extensive MALDI-TOF product line, ranging from routine walk-up quality assurance / quality control (QA/QC) to the most advanced proteomics analysis. We also offer important automation and sample handling accessories for the highest possible throughput. MALDI is an extremely rugged, versatile ionization source which permits the analysis of a wide variety of biological materials, especially proteins. Time of Flight employs the simple principle that heavier ions travel slower than lighter ones, so that in the same fixed distance (the TOF tube), heavier items will have longer resulting travel times. Since the masses of ions are fixed in value, it is a relatively simple task for a computer and bioinformatics software to identify ions and their fragment components at the detector.

Bruker Daltonics' **ultraflex**, part of our **Proteineer** Suite, is the most powerful MALDI-TOF proteomics system that we offer. Available in two configurations, **ultraflex TOF** and **ultraflex TOF/TOF**, the system features the Zymark **Twister** 20-plate automated sample handler, designed for 96-, 384-, and 1536-position standard microtiter plates. All configurations include our patented gridless reflectron system. The **ultraflex TOF** is a high-throughput proteomics system that enables characterization of proteins directly following gel processing and deposition onto microtiter plates, eliminating many time-consuming intermediate steps involving liquid-phase work-up.

The **ultraflex TOF/TOF** introduces a second, tandem TOF into the **ultraflex TOF** system. The second TOF adds higher energy (and subsequently better fragmentation) to the sample analysis via our patented **LIFT™** process. This extra energy results in better sensitivity and higher selectivity (resolution) at the detector.

A complete **ultraflex TOF/TOF** instrument can perform high-throughput screening via peptide mass fingerprinting by initial MALDI-TOF analysis, and then from the same sample, switch to ultra-high sensitivity analysis via MALDI-TOF/TOF for extremely detailed protein characterization.

To identify a protein by peptide mass fingerprinting, the protein is typically digested with an enzyme, which cuts it into smaller pieces (typically 10-50 depending on the size of the protein) called *peptides*. The **ultraflex** can measure


twister

ultraflex TOF/TOF



autoflex

the molecular weight of these peptides with an accuracy of better than 10 ppm (0.001%) in around 10 -15 seconds. The set of these accurate mass measurements is known as the peptide fingerprint, sometimes also called the digest. Having the exact weight of these 10-50 peptides is much more specific than having only the weight of the protein. This information may be sent to a database containing the structural information of thousands of proteins (and also sequences derived from existing genomics databases) which usually gives a 60-80% success rate of protein identification in systems where the genome is known.

However, some proteins are so similar that more information is needed. For these, the **ultraflex** can perform an additional MS/MS fragment analysis on some of the peaks of interest. The TOF/TOF mode allows the analyst to pick a peptide out of the fingerprint, break it into pieces (i.e. fragment it), and measure the weight of these fragments. As before, having the exact weight of 5-20 fragments is much more specific than just having the peptide molecular weight. Adding this information to the database search often identifies the protein. If not, the TOF/TOF analysis can be repeated for other peptides of the fingerprint, on the same digested protein sample. The analysis is very rapid, often taking just seconds to measure the spectrum. The **ultraflex TOF** can be easily upgraded to an **ultraflex TOF/TOF** by Bruker Daltonics.

The **autoflex** is the first MALDI-TOF system specifically designed for ultra-high throughput analysis. Using Bruker Daltonics **MTP**™ 1536-position microtiter plates and the Zymark **Twister** 20-plate automated sample handler, the **autoflex** can process over 30,000 samples without operator intervention. Using the same laser and electronics as the **ultraflex TOF**, the **autoflex** provides excellent sensitivity and resolution in a wide variety of life science applications. It is the "work horse" of our MALDI-TOF line, with the best combination of versatility, performance, and price.


BRUKER DALTONICS
omniflex LT

omniflex LT

The **autoflex** is available in linear or reflectron configurations for both genomics and proteomics. With features like sample tracking by transponder or barcode, and remote operation and service modules, it is the ideal system for high-throughput proteomics analysis. It is an important part of Bruker Daltonics' **Proteineer** Suite.

The **omniflex**™ is a bench top, walk-up MALDI-TOF system used for general biology and biochemistry laboratories, drug development, QA/QC, oligonucleotide, and even polymer analysis. It is available in a variety of configurations, including linear or reflectron. The new **omniflex LT** is a lower-cost version of the popular **omniflex**, available only in a discreet linear configuration.

FTMS

The **APEX** FTMS provides perhaps the most versatility of all mass spectrometric techniques, allowing a tremendous amount of source options. Available sources include MALDI, APcI, NanoElectrospray, FAB/SIMS, EI/CI, and more. The "business end" of the **APEX** is the trapped-ion **Infinity Cell**™ located within the center of a superconducting magnet. This patented Bruker Daltonics device has the combined task of trapping, exciting, and detecting analyte ions. The **APEX** is capable of performing Accurate Mass analysis to sub-ppm levels in many complex matrices. We believe the **APEX** FTMS provides the highest resolution, selectivity, precision, dynamic range, and experimental versatility of any commercially available mass spectrometer.


Infinity Cell


BRUKER DALTONICS
APEX IV

APEX IV

ESI-TOF

ElectroSpray Ionization (ESI) with the Bruker Daltonics **APOLLO™** source allows the introduction of biological samples into the TOF spectrometer at a neutral pH. This inherently "gentle" method of ionization, followed by TOF analysis, is ideal for the analysis of proteins and non-covalently-bound complexes. The **BioTOF II** is specifically designed for the study of proteins, protein-protein, drug-protein, and protein-ligand interactions. This extremely versatile product can also be used for many genomics applications as well.

The **BioTOF Q** ESI Q-q-TOF adds tandem mass spectrometry (MS/MS) capabilities to the **BioTOF II** system. Tandem mass spectrometry using a Q-q-TOF geometry permits the sensitive and highly accurate determination of molecular fragments in proteomics identification, *de novo* peptide sequencing, complex mixture analysis, and other life science applications. A **BioTOF II** can easily be upgraded to a **BioTOF Q** whenever desired.



APOLLO

ESI-ION TRAP

The unique orthogonal design of the Agilent ESI source gives Bruker Daltonics' **esquire** series spectrometers outstanding robustness, sensitivity, and reproducibility over a wide range of LC operating conditions. At the heart of the **esquire** systems, our own multipole Ion Trap mass analyzer provides a unique combination of mass range, scan speed, and resolution. Altogether, the **esquire** series ESI-Ion Trap spectrometers provide top-quality analytical performance.

The **esquire$_{3000}$*plus*** is the perfect solution for many tasks in proteomics, drug discovery, and LC/MS^n applications. It is the most advanced LC/MS system for structural characterization and quantitation of complex mixtures in Drug Discovery, Proteomics, Metabolic Profiling, Food Analysis, Environmental Analysis, and Combinatorial Chemistry.

The **esquire$_{2000}$** system is a more affordable member of the **esquire** family of mass spectrometers geared more to small molecule analysis. With many of the same features as the **esquire$_{3000}$*plus***, it includes automated LC/MS/MS and manual MS^3, with excellent sensitivity and resolution.

Both the **esquire$_{2000}$** and **esquire$_{3000}$*plus*** are powered by Bruker Daltonics' **HyStar™** software for complete and intuitive LC/MS method development and system control. The **esquire** series mass spectrometers are an integral part of the Bruker Daltonics **Proteineer** Suite.

The **Proteineer SP Spot Picker** enables automated spot picking from 2-D gels into 96- and 384-position microtiter plates. It provides spot picking in less than 7 seconds, with 99.9% reproducibility. The system includes a stainless steel circular cutter, and a transparent safety box to prevent contamination.

The **Proteineer DP Digest & Prep** station subsequently digests and prepares the material from the gel plate for analysis via MALDI-TOF or ESI-Ion Trap. The **Proteineer DP** is based on EMBL-developed digest procedures and is available with a wide range of processing (including dried-droplet, thin-layer, on-target-washing, re-crystallization, and more).

The **MAP™ II** (single-channel) and **MAP II/8** (8-channel) MALDI Automated Prep systems automatically prepare samples for analysis via MALDI-TOF. Automation includes sampling, mixing with the appropriate matrix, and deposition onto MALDI targets with clean-up where necessary.

Proteineer SP, Proteineer DP, and MAP are all part of the Bruker Daltonics **Proteineer** Suite.



esquire$_{3000}$*plus*


BRUKER
DALTONICS
BioTOF Q

BioTOF Q

THE PROTEINEER SUITE

Proteomics research often begins in the analytical lab with a 2-D gel electrophoresis separation. Once separated, spots are identified and interesting candidate spots are isolated, removed, and processed for analysis. Large Scale Proteomic analyses often require an initial screening step which aims for the identification of large numbers of proteins. Sample throughput and success rate (the number of positively identified proteins) are key issues to this type of analysis. This task is typically performed via automated MALDI-TOF MS peptide mapping.

Additional MS/MS fragment analyses for further identification and verification can be performed by MALDI-TOF/TOF MS/MS on the same MALDI sample. Additional information can also be obtained by ESI nano-LC/MS/MS, which is slower, but (thanks to the chromatographic separation step included) allows for identification of even the most complex samples and provides high sequence coverage.

Further into Proteomics analysis, relevant candidates must be characterized in greatest possible detail. At this stage, ESI nano-LC/MS/MS provides for a detailed in-depth analysis of the injected sample with high sequence coverage. Information on post-translational modifications can be gained by creating neutral loss traces with regard to the dissociation of phosphate or glycosylation groups from the peptides in the MS/MS process.

PROTEINEER™



AnchorChips

Bruker Daltonics **Proteineer** Suite is designed for all of the above, and will handle proteomics from end-to-end. The process begins with spot picking from a gel and digestion and preparation of the sample, making it ready for analysis. This is all done via our robotics systems, the **Proteineer SP** and **Proteineer DP**, respectively. High-throughput screening continues with the **autoflex MALDI-TOF** or **ultraflex MALDI-TOF/TOF** in TOF mode. Interesting candidates or samples with non-specific search results may then be targeted for additional analysis.

The same MALDI plate can be analyzed using the ultraflex MALDI-TOF/TOF for much more detailed structural information. If separation techniques are ultimately required, the remaining digest sample solution can be processed via LC/MS/MS using the **esquire3000*plus*** for detailed structural information. The **Proteineer** Suite is designed to be flexible according to the methodology and specific applications required.

Bruker Daltonics also produces a complete range of aftermarket products for our mass spectrometer systems and related disciplines:

All Bruker Daltonics MALDI-TOF products may make use of our proprietary **AnchorChip™** microarrays for sample analysis. **AnchorChips** employ patented microfluidics technology that improves sensitivity and dramatically reduces analysis time per sample by concentrating the sample in a precisely-defined location.

Genopure DS™ purifies double stranded DNA for direct MALDI-TOF MS measurement. PCR products as small as 50 base pairs in length can be processed. Primers, enzymes, salts, and detergents are removed resulting in high-yield double-stranded DNA fragments.

Genopure Oligo™ purifies single stranded DNA such as oligonucleotides, primer extensions, or sequencing reaction products. Residual reaction components like enzymes, salts, and detergents are removed from the product. Single-stranded DNA is recovered in an elution buffer supplied with the kit.

Bruker Daltonics also has a wide variety of bioinformatics software for data identification, interpretation, and interconnectivity. Products include **BioTools™** biomolecular identification and sequencing software, **MASCOT™** web-enabled protein identification software for protein database connectivity (from Matrix Science), **GenoTools™** SNP interpretation software, and our new **ProteinScape™** powerful bioinformatics and data warehousing package.



genopure

Product Overview

Substance Detection and Pathogen Identification

Bruker Daltonics has over 20 years of experience in the development, engineering, and manufacturing of equipment for substance detection and pathogen identification (our ABCDE division). We have an extensive variety of products for a wide range of defense and civilian applications, including soil, water, and air monitoring systems. Many of our systems have been deployed by allied governments worldwide, and are field-proven for durability and performance. These products and others have recently come into the spotlight due to the events of the latter part of 2001. While it is impossible to adequately portray all of our ABCDE products in detail herein, we instead provide brief descriptions and uses of many of our most popular products.

The Chemical Biological Mass Spectrometer (**CBMS**) is a military ruggedized mobile ion trap mass spectrometer for the identification of chemical warfare agents and the classification biological warfare agents (such as anthrax). The **CBMS**, equipped with a virtual impactor and pyrolyzer, is capable of detecting and classifying biological warfare agents in three (3) minutes. The **CBMS** is used in the US Army's Biological Integrated Detection System or BIDS.

The **EM 640/640S** is a mobile mass spectrometer for fast on-site detection of hazardous compounds from air, soil, and liquids. The rugged GC/MS system is designed for fast and simple on-site assessment of chemical catastrophes and environmental accidents involving organic compounds.

The Rapid Alarm and Identification Devices (**RAID**) use state-of-the-art IMS (ion mobility) technology in detecting chemical warfare agents. The **RAID** instruments are hand-held, portable and mounted chemical warfare agent, and toxic chemical compound detectors with automatic alarm functions. These detectors can be operated in the field, on vehicles or ships, and in buildings. A mounted version, the **RAID-S**, is designed for long-term operation as a trace gas detector in buildings, and may be used as a detector for high-volume air conditioning and heating systems.

The **RAPID** is a long-distance detection system for chemical defense, security, disaster management, and pollution control. **RAPID** is based on infrared technology and has the ability to scan the horizon automatically. It can remotely identify most known chemical warfare agents, as well as many important toxic industrial chemicals, over distances of several kilometers. This rugged detector may be mounted on several platforms, including a tripod, and can even detect while in motion.

The Mobile Mass Spectrometer (**MM1**) for reconnaissance vehicles is an extremely rugged and field proven GC/MS system for chemical warfare agent detection. The **MM1** is the key component in NBC reconnaissance vehicles for, among others, the United States, Great Britain, Germany, Saudi Arabia, and South Korea. The **MM1** played a critical role in Operation Desert Storm.

The **SVG 2** represents the new generation of nuclear radiation detectors. The **SVG 2** is a hand-held, hardened microprocessor controlled radiation detector, based on state-of-the-art semiconductor technology. It is equipped with integrated sensors for gamma and neutron radiation detection, an external personal dosimeter, and an external a/b-g probe. A broad range for g-dose rate is covered.



RAID-S



CBMS



RAPID



SVG 2



RAID-M

Create the Future



Throughout 2001, Bruker Daltonics' message was, "It's a whole New World, together we can do anything." That was a simple yet bold statement, and it reflects our vision for the company: **We have entered the post-genomic era, and things are forever changed. Our mass spectrometers, in the hands of our customers, have enormous potential.** This *enormous potential* in proteomics, genomics, drug discovery, or any of Bruker Daltonics' core disciplines is our key to the future.

We at Bruker Daltonics understand our role in this new era. We provide the solutions, the *enabling life science tools based on mass spectrometry*™, to help our customers achieve their goals. We are dedicated to life science mass spectrometry, and are determined to continue as a leader in providing the most powerful state-of-the-art instrumentation, automation, bioinformatics software, and consumables.

What's next? More tools, more answers...and then more questions, as the cycle repeats itself. The process continues as we strive to learn more about our world, and how to make it a healthier and safer place. So, it's logical that our message for 2002 reads, "Create the future... together we can do anything." In this new world of opportunities, challenges, and discovery, we have the power to contribute significantly to the future. Using our instrumentation and technologies, our customers are making people's lives healthier every day. Our ABCDE products also play a critical role in making the world not only a healthier place, but a safer one as well.



Financial Report 2001



Financial Report

The data presented below have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with the consolidated and combined financial statements, including the notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

(in thousands, except per share data)

	Year Ended December 31				
Consolidated/Combined Statements of Operations Data:	**1997**	**1998**	**1999**	**2000**	**2001**
Product revenue	$49,247	$40,157	$60,620	$74,772	$91,765
Other revenue	1,878	2,050	4,070	1,830	926
Net revenue	51,125	42,207	64,690	76,602	92,691
Total costs and operating expenses	48,527	42,368	62,050	75,868	89,418
Operating income (loss) from continuing operations	2,598	(161)	2,640	734	3,273
Income (loss) from continuing operations	355	(888)	876	2,066	3,637
Income (loss) per share from continuing operations	$0.01	$(0.02)	$0.02	$0.04	$0.07

	As of December 31				
Consolidated/Combined Balance Sheet Data:	**1997**	**1998**	**1999**	**2000**	**2001**
Cash, cash equivalents and short-term investments	$2,021	$1,135	$2,443	$94,629	$70,131
Working capital (deficit)	(8,845)	6,338	12,080	111,054	99,600
Total assets	52,249	63,841	67,309	184,554	189,074
Total debt	8,496	17,924	15,340	12,037	15,208
Total stockholders' equity	9,870	10,340	10,058	124,172	127,547

Common Stock Market Prices

Our common stock has been quoted on the Nasdaq National Market since August 4, 2000. Prior to that time, there was no public market for the common stock. The following table sets forth, for the period indicated, the high and low sale prices for the common stock as reported on the Nasdaq National Market.

	High	Low
Third Quarter 2000 (from August 4, 2000)	$51.38	$19.19
Fourth Quarter 2000	$47.31	$15.06
First Quarter 2001	$27.25	$8.31
Second Quarter 2001	$24.50	$10.94
Third Quarter 2001	$19.47	$10.38
Fourth Quarter 2001	$26.00	$13.34
First Quarter 2002 (through March 8, 2002)	$10.50	$ 8.63

On March 8, 2002, the last sale price of the common stock on the Nasdaq National Market was $10.50. As of March 8, 2002, we had approximately 28 holders of record of our common stock. This number does not include the individual beneficial owners of shares held in nominee name or within clearinghouse positions of brokerage firms and banks. We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

On November 22, 2000, we issued 79,218 shares of our common stock, par value $.01 per share, to GeneProt, Inc. in exchange for shares of GeneProt, Inc. valued at a total of approximately $2.2 million. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

On March 12, 2001, we issued 28,425 shares of our common stock, par value $.01 per share, to Integrative Proteomics, Inc. in exchange for shares of Integrative Proteomics, Inc. valued at a total of approximately $428,000. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

On October 2, 2001, we issued 30,693 shares of our common stock, par value $.01 per share, to GeneFormatics, Inc. in exchange for shares of GeneFormatics, Inc. valued at a total of approximately $609,000. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Factors Affecting Our Business, Operating Results and Financial Condition" and in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2002.

Overview

We are a leading developer and provider of innovative life science tools based on mass spectrometry. We are also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications. We maintain technical centers in Europe, North America and Japan, as well as customer support facilities in many industrialized and developing countries. We allocate substantial capital and resources to research and development and are party to various collaborations and strategic alliances. Our diverse customer base includes pharmaceutical companies, biotechnology companies, proteomic companies, academic institutions and government agencies.

Significant Accounting Policies

Inventories. We maintain an allowance for excess and obsolete inventory to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products.

Investments in Other Companies. We have investments in other companies which consist of equity securities of privately-held companies and are accounted for under the cost method. The Company's ownership interest in each of these individual companies is less than 20%.

Customer Deposits. Under the terms and conditions of contracts with many of our customers, we require a portion of the purchase price in the form of an advance deposit. We record these deposit amounts as a liability until the associated revenue is recognized at the time of acceptance of the system.

Warranty Costs. The Company provides a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in a decreased gross profit.

Contingencies. We are subject to proceedings, lawsuits and other claims related to patents, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Revenue Recognition. We recognize revenue from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however, our products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

Cost of Product Revenue. Cost of product revenue includes direct costs, such as materials, direct labor, and benefits, as well as indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment rental and depreciation of production equipment, test equipment and facilities as related to production space revenue.

Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, benefits, travel, occupancy costs and related expenses for our direct sales force, sales support and marketing functions. We have expanded our sales and marketing organization substantially since 1997, adding subsidiaries and sales representatives in China, France, Japan, Scandinavia, Switzerland, the United Kingdom, Canada, Italy, Australia, Singapore and Taiwan. Sales and marketing expenses also include costs associated with supporting our distribution channel partners for our time-of-flight and ion trap mass spectrometry products. We expect that sales and marketing expenses will continue to increase in the future as we further expand our global distribution capabilities and introduce new products.

General and Administrative. General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services and depreciation of office equipment. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, and continue to incur costs associated with being a public company.

Research and Development. Research and development expenses include costs for the development of new technologies and products. These expenses include materials, salaries, benefits, occupancy costs and related expenses for development personnel. We expense research and development costs as incurred. We expect to increase spending on research and development in order to develop new products and applications, but as a percentage of revenues spending should decrease over time.

Patent Litigation Costs. Patent litigation costs include actual and estimated legal fees and anticipated assessments associated with litigation in connection with our intellectual property, particularly the Finnigan litigation. These costs may increase depending upon the outcome of current legal proceedings.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Product Revenue. Total product revenue increased $17.0 million, or 22.7%, to $91.8 million in 2001 compared to $74.8 million in 2000. Our top-line product revenue growth rate for the year was approximately 26.5% before unfavorable currency effects. Life science systems revenue, substance detection systems revenue and aftermarket revenue as a percentage of product revenue were 74%, 10% and 16%, respectively, in 2001 as compared to 66%, 22% and 12%, respectively, in 2000. The increase in total product revenue is related to continuing growth of all our life science product lines and significant growth in our aftermarket sales.

Other Revenue. Other revenue decreased $904,000, or 49.4%, to $926,000 in 2001 compared to $1.8 million in 2000. This decrease was due to the completion of certain projects for early-stage research and development, which were funded by grants from the German and United States governments.

Cost of Product Revenue (including provision for loss on contract). Cost of product revenue increased $8.4 million, or 23.0%, to $45.1 million in 2001 compared to $36.7 million in 2000. The cost of product revenue as a percentage of product revenue was 49.1% in 2001 as compared to 49.0% in 2000. The increase in costs of product revenue as a percentage of product revenue relates to the product mix of sales directly to third party customers and the sales through strategic alliances. The provision for loss on contract increased $431,000, or 40.0%, to $1.5 million in 2001 compared to $1.1 million in 2000. This provision relates to an existing contract within our substance detection and pathogen identification business. The reserve is for estimated cost overruns, legal fees and liquidated damages related to this contract.

Sales and Marketing. Sales and marketing expenses increased $7.9 million, or 57.3%, to $21.7 million in 2001 compared to $13.8 million in 2000. Sales and marketing expenses as a percentage of product revenues were 23.7% in 2001 and 18.5% in 2000. The increase relates to significant new product introductions during the first and second quarters of 2001 and the cost associated with the rollout of these products. The increase was also attributed to higher sales commissions earned by our direct sales force as well as the addition of four distribution subsidiaries which were not in operation for the full year 2000.

General and Administrative. General and administrative expenses increased $1.0 million, or 18.8%, to $6.0 million in 2001 compared to $5.0 million in 2000. General and administrative expenses as a percentage of product revenues were 6.5% in 2001 and 6.8% in 2000. Although general and administrative expenses as a percentage of product revenue decreased, general and administrative expenses have remained relatively consistent with the overall increased sales growth of the Company. The increase in the total amount of general and administrative expenses relates to an increase in costs incurred in 2001 associated with several business development projects.

Research and Development. Research and development expenses decreased $1.6 million, or 7.8%, to $18.5 million in 2001 compared to $20.0 million in 2000. As a percentage of product revenues, research and development expenses were 20.1% in 2001 compared to 26.8% in 2000. The decrease relates to the completion of certain new projects, the results of which have now been incorporated into our existing product line.

Litigation (Credit) Costs. The litigation reserve was reduced by $2.2 million during the third quarter of 2001 as a result of the settlement of certain ongoing litigation from 1997.

Interest and Other Income, Net. Interest and other income, net was $2.7 million in 2001, as compared to $1.6 million in 2000. The increase relates to the fact that we earned interest income on our short-term investments throughout the full year 2001 as compared to earning interest for only four months in 2000.

Provision for Income Taxes. Provision for income taxes was $2.4 million in 2001 as compared to $254,000 in 2000. The effective tax rate in 2001 was 39.4% as compared to an effective rate of 10.9% in 2000. The lower effective rate in 2000 reflected a one-time benefit on the revaluation of net deferred tax liabilities as a result of a reduction in enacted tax rates in Germany as well as a reduction in a valuation allowance based on forecasted taxable income in the United States. The effective tax rates reflect a blended tax rate from the various countries in which we operate.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Product Revenue. Total product revenue increased $14.2 million, or 23.3%, to $74.8 million in 2000 compared to $60.6 million in 1999. Our top-line product revenue growth rate for the year was approximately 39% before unfavorable currency effects due to the particular weakness of the European currencies throughout the year. Life science product revenue and substance detection and pathogen identification product revenue as a percentage of product revenue were approximately 66% and 22%, respectively, in 2000 compared to 54% and 46%, respectively, in 1999. The increase in product revenue in 2000 was fueled by a continuing strong demand for our life science products in all various product lines by new and existing customers.

Other Revenue. Other revenue decreased $2.2 million, or 55.1%, to $1.8 million in 2000 compared to $4.1 million in 1999. This decrease was due to the completion of certain projects for early-stage research and development which were funded by grants from the German government and the Advanced Technology Program of the National Institute of Standards and Technologies in the United States. While we historically have obtained significant funding under grant awards for early-stage research and development activity, we anticipate this funding will be significantly reduced in the future.

Cost of Product Revenue (including provision for loss on contract). Cost of product revenue increased $4.0 million, or 12.6%, to $35.6 million in 2000 compared to $31.6 million in 1999. The cost of product revenue as a percentage of product revenue was 47.6% in 2000 compared to 52.2% in 1999. This decrease is due to a combination of greater revenues from new life science products which have a lower cost, increased efficiencies in the manufacturing operations and lower material costs driven by an increase in volume discounts. During fourth quarter 2000, we took a $1.1 million special charge against an unprofitable contract within our substance detection and pathogen identification business. We made considerable design changes to the systems to be delivered under this contract which increased the cost.

Sales and Marketing. Sales and marketing expenses increased $2.5 million, or 21.7%, to $13.8 million in 2000 compared to $11.3 million in 1999. The dollar increase was due to higher sales commissions earned by our direct sales force as a result of an increase in the number of units sold and the addition of new distribution subsidiaries not in operation during 1999. Sales and marketing expenses as a percentage of product revenues were 18.5% in 2000 and 18.7% in 1999.

General and Administrative. General and administrative expenses increased $1.6 million, or 48.3%, to $5.1 million in 2000 compared to $3.4 million in 1999. As a percentage of product revenues, general and administrative expenses were 6.8% in 2000 and 5.6% in 1999. The increase relates to certain non-cash charges to compensation expense related to our stock option grants as well as various other costs related to being a public company.

Research and Development. Research and development expenses increased $4.9 million, or 32.3%, to $20.0 million in 2000 compared to $15.1 million in 1999. As a percentage of product revenues, research and development expenses increased to 26.8% in 2000 from 25.0% in 1999. The dollar increase in 2000 was due to increased staffing and the related personnel costs as well as late stage testing costs incurred for our new products scheduled for introduction in early 2001. We are investing heavily in proteomics and life science systems integration in general and expect to introduce several new products in early March 2001, as well as in the second half of the year.

Patent Litigation Costs. Patent litigation costs were $303,000 in 2000. This increase reflects a revised estimate of our legal costs associated with our intellectual property litigation and reflects estimated assessments related to the ongoing litigation from 1996.

Interest and Other Income (Expenses), Net. Interest and other income, net was $1.6 million in 2000 compared to an interest and other expense, net of $(777,000) in 1999. The difference is due to interest income earned on the additional funding raised in our equity offering during third quarter 2000 and the payoff of our outstanding short-term lines of credit in both the United States and Germany.

Income From Discontinued Operations, Net of Income Taxes. Income from discontinued operations net of income taxes decreased $189,000, or 50.8%, to $184,000 in 2000 compared to $373,000 in 1999. Income from discontinued operations is related to the disposal of our infrared sales group in early 2000.

Provision for Income Taxes. Provision for income taxes was $254,000 in 2000 compared to $987,000 in 1999. The effective tax rate in 2000 was 10.9% which reflected a blended tax rate from the various countries in which we operate, a reduction in the valuation allowance in the United States as a result of future anticipated earnings, and a benefit on the revaluation of net deferred tax liabilities as a result of a reduction in enacted tax rates in Germany. The effective tax rate in 1999 was 52.9% which reflected a blended tax rate from the various countries in which we operate, benefits from the utilization of tax loss carryforwards in Germany, and an increase in the valuation allowance in the United States associated with tax loss carryforwards.

Liquidity and Capital Resources

Presently, we anticipate that our existing capital resources will meet our operating and investing needs through the end of 2002. Historically, we have financed our growth through a combination of cash provided from operations, debt financing and issuance of common stock. During 2001, net cash used in operating activities was $11.5 million, which represents an increase in net cash used in operating activities as compared to 2000 and is primarily a result of increased inventory, accounts receivables and prepaid assets.

We used $17.4 million of cash during 2001 for capital expenditures, which was principally related to expenditures for the expansion of our existing facility in Germany and the construction of a new production facility in the United States. The Company expects that capital expenditures related to the new facilities in 2002 will be approximately $11.0 million and total capital expenditures will be approximately $17.0 million. Such capital expenditures are being made to improve productivity and expand manufacturing capacity. We expect to continue to make capital investments focused on enhancing the efficiency of our operations and supporting our growth.

In October 2001, we entered into a revolving line of credit with Citizens Bank in the United States in the amount of $2.5 million. This line, which is secured by portions of our inventory, receivables and equipment in the United States, is used to support working capital and expires July 31, 2002. We also maintain revolving lines of credit of approximately $6.7 million with German banks. As of December 31, 2001, there was approximately $3.5 million outstanding on these lines. Our German lines of credit are unsecured. During the first half of 2001, we entered into three revolving lines of credit for approximately $1.2 million with a Japanese bank. As of December 31, 2001, we repaid approximately $797,000 to close two of these lines and had approximately $381,000 outstanding on the remaining line. These lines of credit are unsecured.

We have three long-term notes payable with outstanding balances aggregating $11.3 million as of December 31, 2001. One note ($4.5 million), with an interest rate of 5.10%, is payable in full in 2003. The other two notes ($6.8 million in the aggregate), have an interest rate of 4.65%, and are payable in full in 2008. Interest is due monthly, and all obligations are collateralized by the land and buildings of Bruker Daltonik GmbH.

Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments in the market.

Inflation

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

Impact of Foreign Currencies

We sell our products in many countries, and a substantial portion of our sales and a portion of our costs and expenses are denominated in foreign currencies, especially in Euro. Historically, our realized foreign exchange gains and losses have not been significant. Accordingly, we have not hedged our foreign currency position in the past. However, as we expand our sales internationally, we plan to evaluate our currency risks, and we may enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

Related-Party Transactions

The Company is affiliated, through common stockholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

The Company recognized sales to affiliated entities of approximately $9.4 million in 2000 and $4.1 million in 2001 and purchases from affiliated entities of approximately $5.6 million in 2000 and $3.5 million in 2001.

The Company recognized sales to GeneProt, Inc. and GeneFormatics, Inc., two companies in which Bruker Daltonics has investments, of approximately $6.0 million and $0.3 million, respectively, in 2001. These sales were recorded at arm's length conditions and in the normal course of business.

In 2000 and 2001, various Bruker affiliates provided administrative and other services (including office space) to the Company at a cost of approximately $443,000 and $894,000, respectively, based on its assessment of the estimated fair market value of such services.

In 2000, the Company purchased land from a principal shareholder for $742,000, the estimated fair market value.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142, which for companies with calendar year ends, will be January 1, 2002. In addition, companies will be required to evaluate all existing goodwill for impairment within six months of adoption by comparing the fair value of each reporting unit to its carrying value at the date of adoption. Any transitional impairment losses will be recognized in the first interim period in the year of adoption and will be recognized as the effect of a change in accounting principle. Management believes the adoption of SFAS 141 and SFAS 142 will not have a material effect on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will no longer be measured on a net realizable value basis, but will be measured similar to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and establishes criteria to determine when a long-lived asset is held for sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. Management believes the adoption of this Statement will not have a material effect on the results of operations or financial position of the Company.

Quantitative and Qualitative Disclosures of Market Risk

Part of the information called for by this item is provided under the caption "Liquidity and Capital Resources" and "Impact of Foreign Currencies" under Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company does not use derivative financial instruments for trading or speculative purposes. However, the Company regularly invests excess cash in overnight repurchase agreements, interest-bearing investment-grade securities and short-term partnership funds all of which are subject to changes in short-term interest rates. The Company believes that the market risk arising from holding these financial instruments is minimal.

The Company's exposure to market risks associated with changes in interest rates relates primarily to the increase or decrease in the amount of interest income earned on its investment portfolio since the Company's long-term debt has a fixed rate. The Company ensures the safety and preservation of invested funds by limiting default risks, market risk and reinvestment risk. The Company mitigates default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of the Company's interest sensitive financial instruments at December 31, 2001. Declines in interest rates over time will, however, reduce the Company's interest income.

The Board of Directors
Bruker Daltonics Inc.

We have audited the accompanying consolidated balance sheets of Bruker Daltonics Inc. (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bruker Daltonics Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 15, 2002

(amounts in thousands, except per share data)

December 31	2000	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 21,735	$ 8,381
Short-term investments	72,894	61,750
Accounts receivable, less allowances for doubtful accounts of $369 in 2000 and $136 in 2001	11,626	16,203
Due from affiliated companies	706	-
Inventories	35,608	47,531
Other assets	3,680	5,057
Total current assets	146,249	138,922
Property, plant and equipment, net	25,528	37,252
Intangible and other assets	2,335	1,595
Investments in other companies	9,270	11,305
Total assets	$183,382	$189,074

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term bank borrowings	$ —	$ 3,885
Accounts payable	7,601	9,872
Due to affiliated companies	—	731
Accrued expenses	5,537	5,124
Customer deposits	15,766	14,885
Warranty reserves	3,346	3,019
Income taxes payable	2,945	1,806
Total current liabilities	35,195	39,322
Deferred revenue	371	675
Long-term debt	12,037	11,323
Deferred income tax liabilities	7,475	7,717
Contingent liabilities	4,132	2,490
Stockholders' equity:		
Common stock, $0.01 par value, authorized 100,000,000 shares, issued and outstanding 54,779,218 shares in 2000 and 54,881,436 shares in 2001	548	549
Additional paid-in capital	118,014	119,658
Retained earnings	8,662	12,299
Accumulated other comprehensive loss	(3,052)	(4,959)
Total stockholders' equity	124,172	127,547
Total liabilities and stockholders' equity	$183,382	$189,074

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Operations

(amounts in thousands, except per share data)

Year Ended December 31	1999	2000	2001
Product revenue	$60,620	$74,772	$91,765
Other revenue	4,070	1,830	926
Net revenue	64,690	76,602	92,691
Costs and operating expenses			
Cost of product revenue	31,618	35,587	43,588
Sales and marketing	11,345	13,806	21,711
General and administrative	3,411	5,057	6,007
Research and development	15,138	20,033	18,468
Provision for loss on contract	—	1,082	1,513
Litigation costs (credit)	538	303	(1,869)
Total costs and operating expenses	62,050	75,868	89,418
Operating income from continuing operations	2,640	734	3,273
Other income (expense), net	130	(208)	(17)
Interest (expense) income, net	(907)	1,794	2,750
Income from continuing operations before provision for income taxes	1,863	2,320	6,006
Provision for income taxes	987	254	2,369
Income from continuing operations	876	2,066	3,637
Income from discontinued operations, net of income taxes	373	184	-
Net income	$ 1,249	$ 2,250	$ 3,637

Net income per share—basic and diluted:			
Income from continuing operations	$0.02	$0.04	$0.07
Income from discontinued operations, net of income taxes	0.01	—	—
Net income per share	$0.03	$0.04	$0.07

Shares used in computing net income per share—basic	45,500	49,269	54,825
Shares used in computing net income per share—diluted	45,500	49,922	55,178

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Stockholders' Equity

(amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 1998	$455	$6,045	$5,163	$(1,323)	$10,340
Comprehensive loss:					
Foreign currency translation adjustment	—	—	—	(1,531)	(1,531)
Net income	—	—	1,249	—	1,249
Net comprehensive loss	—	—	—	—	(282)
Balance as of December 31, 1999	455	6,045	6,412	(2,854)	10,058
Initial public offering proceeds, net of issuance costs	92	109,596	—	—	109,688
Issuance of common stock on acquisition of investment in other companies	1	2,192	—	—	2,193
Compensation expense related to stock options issued to non-employees	—	181	—	—	181
Comprehensive income:					
Foreign currency translation adjustment	—	—	—	(198)	(198)
Net income	—	—	2,250	—	2,250
Net comprehensive income	—	—	—	—	2,052
Balance as of December 31, 2000	548	118,014	8,662	(3,052)	124,172
Issuance of common stock on acquisition of investment in other companies	1	1,037	—	—	1,038
Compensation expense related to stock options issued to non-employees	—	238	—	—	238
Stock options exercised	—	227	—	—	227
Tax benefit of stock options exercised	—	152	—	—	152
Comprehensive income:					
Foreign currency translation adjustment	—	—	—	(1,976)	(1,976)
Unrealized gain on short-term investments	—	—	—	59	59
Net income	—	—	3,637	—	3,637
Net comprehensive income	—	—	—	—	1,720
Balance as of December 31, 2001	$549	$119,668	$12,299	$(4,969)	$127,547

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Cash Flows

(amounts in thousands)

Year ended December 31,	1999	2000	2001
Operating activities:			
Income from continuing operations	$876	$2,066	**$3,637**
Adjustments to reconcile income from continuing operations to			
net cash provided by (used in) continuing operations			
Depreciation and amortization	3,487	4,145	**6,040**
Deferred income taxes	875	(3,340)	**249**
Provision for loss on contract	—	1,082	**1,513**
Stock option compensation	—	181	**238**
Reversal of patent litigation costs	—	—	**(1,869)**
Charge for purchase of in-process research and development	100	—	—
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(3,605)	499	**(5,908)**
Inventories	(10,265)	(13,028)	**(15,287)**
Other assets	419	(1,148)	**(3,062)**
Accounts payable and accrued expenses	6,374	1,739	**3,032**
Warranty reserves	2,034	(1,095)	**(159)**
Contingent liabilities	—	(1,219)	**(1,064)**
Income taxes payable	—	2,632	**(996)**
Deferred revenue	295	(22)	**314**
Customer deposits	4,680	7,237	**1,847**
Net cash provided by (used in) continuing operations	5,270	(271)	**(11,475)**
Net cash provided by discontinued operations	495	69	—
Net cash provided by (used in) operating activities	5,765	(202)	**(11,475)**
Investing activities:			
Purchases of property and equipment and other long lived assets	(4,563)	(5,581)	**(17,595)**
Purchase of short-term investments	—	(92,394)	**(3,235)**
Redemption of short-term investments	—	19,500	**14,438**
Acquisition of business, net of cash acquired	(200)	22	—
Investments in other companies	—	(7,075)	**(1,000)**
Net cash used in investing activities	(4,763)	(85,528)	**(7,392)**
Financing activities:			
Proceeds from short-term borrowings	1,000	2,510	**4,742**
Payments on short-term borrowings	(1,087)	(4,833)	**(797)**
Advances from (payments to) affiliated companies	444	(2,523)	**2,223**
Issuance of common stock net of issuance cost	—	109,688	**227**
Net cash provided by financing activities	357	104,842	**6,395**
Effect of exchange rate changes	(51)	180	**(882)**
Net change in cash and cash equivalents	1,308	19,292	**(13,354)**
Cash and cash equivalents at beginning of period	1,135	2,443	**21,735**
Cash and cash equivalents at end of period	$2,443	$21,735	**$8,381**
Supplemental cash flow information:			
Cash paid for interest	$1,232	$610	**$871**
Cash paid for taxes	464	202	**5,920**
Non-cash financing activities:			
Issuance of common stock for investments in other companies	—	2,193	**1,098**

The accompanying notes are an integral part of these statements.

1. Description of Business

Bruker Daltonics Inc. and its wholly-owned subsidiaries (the "Company") design, manufacture and market proprietary life science systems based on their mass spectrometry core technology platforms. The Company also sells a broad range of field analytical systems for substance detection and pathogen identification. The Company maintains major technical centers in Europe, North America and Japan. Bruker Daltonics allocates substantial capital and resources to research and development and is party to various collaborations and strategic alliances. The Company's diverse customer base includes pharmaceutical companies, biotechnology companies, proteomic companies, academic institutions and government agencies.

These financial statements include the accounts of Bruker Daltonics Inc., and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less at date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value at year end.

Short-Term Investments
The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments, which are carried at fair value, consist of funds comprised of short-term money market and bond instruments and have been classified as available-for-sale at December 31, 2001.

Concentration of Credit Risk
Financial instruments which subject the Company to credit risk consist of cash and cash equivalents, short-term investments and accounts receivables. The risk with respect to cash and cash equivalents and short-term investments is minimized by the Company's policy of investing in short-term financial instruments issued by highly-rated financial institutions. The risk with respect to accounts receivable is minimized by the credit worthiness of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. For the years ended December 31, 1999, 2000 and 2001, two customers accounted for an aggregate of 30%, 11% and 17%, respectively, of the Company's product revenue. Accounts receivables for these two customers accounted for an aggregate of 3% and 10% of total receivables as of December 31, 2000 and 2001.

Inventories
Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out, ("FIFO") method. An allowance for excess and obsolete inventory is maintained to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products.

Inventories include demonstration equipment which the Company offers to current and potential customers. The Company amortizes its demonstration equipment over a three-year period. Amortization expense for demonstration equipment was approximately $307,000, $952,000 and $1.8 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Property, Plant and Equipment
Property, plant and equipment which includes land, buildings, machinery and equipment, furniture and fixtures and leasehold improvements are stated at cost. Depreciable assets are being depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-5 years
Leasehold improvements	Shorter of 15 years or the life of the lease

Software Costs
Purchased software is capitalized at cost and is amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred and is classified as research and development expense.

Other Assets
Other assets consist principally of patents and licenses. Patents, patent applications and rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to ten years. Accumulated amortization of these assets was approximately $1.2 million and $1.4 million as of December 31, 2000 and 2001, respectively.

Investments in Other Companies
Investment in other companies consists of equity securities of privately-held companies and is accounted for under the cost method. The Company's ownership interest in each of these individual companies is less than 20%.

Long-lived Assets
The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are written-down to fair value when the carrying costs exceed this amount. Any impairment losses are determined based upon estimated future cash flows and fair values. To date, no such indicators of impairment have been identified.

Warranty Costs
The Company provides a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in a decreased gross profit.

Contingencies and Patent Litigation Costs
The Company is subject to proceedings, lawsuits and other claims related to patents, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

The Company records charges for the costs it anticipates incurring in connection with litigation and claims against the Company when management can reasonably estimate these costs.

Customer Deposits
Under the terms and conditions of contracts with certain customers, the Company may require an advance deposit. These deposit amounts are recorded as a liability until revenue is recognized against the specific contract at time of acceptance of the system.

Earnings Per Share
Basic earnings per share is calculated by dividing net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period.

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, amounts due from/to affiliated companies and long-term debt. The carrying amounts of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and amounts due from/to affiliated companies approximate fair value due to their short-term nature. The fair value of long-term debt is estimated based on current interest rates offered to the Company for financing arrangements with similar maturities. The recorded value of these financial instruments approximate their fair value at December 31, 2000 and 2001.

Foreign Currency Translation
In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," all balance sheet accounts of foreign subsidiaries are translated into United States dollars at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income (loss) in stockholders' equity. Realized exchange gains and losses on foreign currency transactions included in other income (expenses) were gains of approximately $332,000 in 2000 and losses of approximately $113,000 in 2001.

Revenue Recognition
Revenue is recognized from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however, our products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

The Company also offers to its customers warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into revenue over the life of the agreements.

Other revenues, which are principally comprised of research and development grants, are recognized as grant work is performed.

The Company believes that its revenue recognition policies comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition."

Shipping and Handling Costs
The Company records costs incurred in connection with shipping and handling products as marketing and selling expenses. Amounts billed to customers in connection with these costs are included in revenues. Shipping and handling costs were $0.7 million and $1.0 million for the year ended December 31, 2000 and 2001, respectively.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses included in sales and marketing were approximately $364,000, $793,000 and $958,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Income Taxes
The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Accounting Developments
In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142, which for companies with calendar year ends, will be January 1, 2002. In addition, companies will be required to evaluate all existing goodwill for impairment within six months of adoption by comparing the fair value of each reporting unit to its carrying value at the date of adoption. Any transitional impairment losses will be recognized in the first interim period in the year of adoption and will be recognized as the effect of a change in accounting principle. Management believes the adoption of SFAS 141 and SFAS 142 will not have a material effect on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will no longer be measured on a net realizable value basis, but will be measured similar to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and establishes criteria to determine when a long-lived asset is held for sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. Management believes the adoption of this Statement will not have a material effect on the results of operations or financial position of the Company.

Reclassifications
Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2001 presentation.

3. Acquisitions and Investments in Other Companies

Viking Instruments Corporation
On June 22, 1999, the Company purchased the assets of Viking Instruments Corporation, a developer and manufacturer of transportable gas chromatrograph mass spectrometers (GC/MS). These transportable GC/MS instruments are used for laboratory and field analysis of soil, air and water for the identification and quantification of a wide variety of organic compounds and pollutants. The acquisition cost was $150,000, and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition. In connection with the acquisition, $100,000 was expensed as purchased in-process research and development, $25,000 was allocated to core technology and classified as an intangible, $20,000 was allocated to inventory and $5,000 was allocated to fixed assets. The amortization period is five years for the intangibles and three to five years for the fixed assets.

The $100,000 in-process research and development was attributed to the Viking 573, a transportable gas chromatrograph mass spectrometer, and supported by a discounted probable cash flow analysis on a project-by-project basis modified to reflect the stage of completion of the in-process research and development expenditures. As of June 22, 1999, the feasibility of the acquired technology had not been established, and the acquired technology had no future alternative uses.

GeneProt, Inc.
In November 2000, the Company acquired 909,091 shares of Series B Preferred Stock of GeneProt, Inc. in exchange for $7.0 million in cash and 79,218 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method.

Integrative Proteomics, Inc.

In March 2001, the Company acquired 369,004 shares of Series IIA Preferred Stock of Integrative Proteomics, Inc. in exchange for $500,005 in cash and 28,425 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method.

GeneFormatics, Inc.

In October 2001, the Company acquired 333,334 shares of Series C Preferred Stock of GeneFormatics, Inc. in exchange for $500,013 in cash and 30,693 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method.

4. Inventories

The components of inventories were as follows:

(in thousands)

December 31,	2000	2001
Raw materials	$14,391	$13,790
Work-in-process	12,518	16,942
Finished goods	8,699	16,799
	$35,608	$47,531

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(in thousands)

December 31,	2000	2001
Land	$ 2,430	$ 2,604
Construction in progress	224	6,664
Buildings	22,179	25,872
Office furniture, machinery and equipment	20,408	24,525
Leasehold improvements	16	42
	45,257	59,707
Less accumulated depreciation and amortization	(19,729)	(22,455)
	$25,528	$37,252

Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was approximately $3.3 million, $3.2 million and $3.9 million, respectively. Amortization of leasehold improvements is included with depreciation in the accompanying financial statements.

6. Income Taxes

The components of income (loss) from continuing operations before provision for income taxes consisted of the following:

(in thousands)

Year Ended December 31,	1999	2000	2001
United States	$(1,527)	$ (24)	$ 216
Foreign	3,390	2,344	5,790
	$ 1,863	$2,320	$6,006

Significant components of the provision for income taxes were as follows:

(in thousands)

Year Ended December 31,	1999	2000	2001
Current:			
Federal	$—	$—	422
State	—	3	100
Foreign	72	3,591	1,602
	72	3,594	2,124
Deferred:			
Federal	—	(792)	(549)
State	—	(146)	(10)
Foreign	915	(2,402)	804
	915	(3,340)	245
Total provision for income taxes on continuing operations	$987	$254	$2,369

The reconciliation of income tax computed at the United States federal statutory tax rate to income tax expense for the years ended December 31, 1999, 2000 and 2001 was as follows:

Year Ended December 31,	1999	2000	2001
Income tax at statutory rate	34.0%	34.0%	34.0%
Add (deduct):			
Change in valuation allowance	35.6	(32.9)	8.7
Change in enacted rates	—	(42.3)	—
Foreign income tax at differing rates	(8.9)	58.2	(6.6)
Other	(7.8)	(6.1)	3.3
	52.9%	10.9%	39.4%

The components of the Company's deferred income taxes were as follows:

(in thousands)

December 31,	2000	2001
Deferred tax assets:		
Inventory	$1,353	$2,429
R & D and other tax credit carryforwards	1,234	334
Net operating loss carryforwards	940	923
Other	206	279
	3,733	3,965
Valuation allowance	—	(527)
Net deferred tax assets	3,733	3,438
Deferred tax liabilities:		
Patent litigation costs	(3,513)	(3,092)
Excess tax over book depreciation	(3,487)	(3,320)
Warranty accrual	—	(902)
Other	(540)	(126)
Total deferred tax liabilities	(7,540)	(7,440)
Net deferred tax liability	$(3,807)	$(4,002)

As of December 31, 2001, the Company has approximately $2.5 million of net operating loss carryforwards available to reduce future tax liabilities. These credits have various expiration dates through 2009. The Company also has research and development tax credits of approximately $508,000 available to offset future tax liabilities that expire at various dates through 2021.

At December 31, 2001 a valuation allowance was established to offset certain deferred tax assets due to uncertainty with respect to future realization of the assets. No valuation allowance was necessary at December 31, 2000.

Undistributed earnings of foreign subsidiaries aggregated approximately $13.1 million at December 31, 2001, which, under existing law, will not be subject to United States tax until distributed as dividends. Because the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for United States income taxes that may be applicable thereto.

7. Financing Arrangements

In October 2001, the Company entered into a revolving line of credit with Citizens Bank in the amount of $2.5 million. This line, which is secured by certain inventory, receivables and equipment in the United States, is used to provide working capital and expires July 31, 2002. Interest on this line of credit is at the lower of LIBOR plus 175 basis points (3.63% at December 31, 2001) or the Prime Rate (4.75% at December 31, 2001). There is no commitment fee on the unused portion of the line. As of December 31, 2000 and 2001, the Company had no amounts outstanding on this line of credit.

The Company also maintained revolving lines of credit in 2000 and 2001, of approximately $7.7 million and $6.7 million, respectively, among German banks at interest rates ranging between 6.45% and 8.75%. At December 31, 2001, $3.5 million was outstanding against these credit facilities. The lines are secured by certain inventory and accounts receivable in Germany and are renewable in June 2002.

The Company has three notes payable with outstanding balances aggregating $12.0 million and $11.3 million as of December 31, 2000 and 2001, respectively. One note ($4.8 million and $4.5 at December 31, 2000 and 2001, respectively), with an interest rate of 5.10%, is payable in full in 2003. The other two notes ($7.2 million and $6.8 million in the aggregate at December 31, 2000 and 2001, respectively), have an interest rate of 4.65% and are due in 2008. Interest is due monthly, and all obligations are collateralized by the land and buildings of Bruker Daltonik GmbH.

During the first half of 2001, the Company entered into three revolving lines of credit for approximately $1.2 million with a Japanese bank. As of December 31, 2001, the Company repaid approximately $797,000 to close two of these lines and there was approximately $381,000 outstanding on the remaining line. This line of credit is unsecured.

8. Stockholder's Equity

Initial Public Offering

On August 3, 2000, the Company issued 9,200,000 shares of its common stock for $119,600,000 (or $13 per share). The Company incurred $9,912,000 in offering costs as a result of this transaction.

Preferred Stock

At December 31, 2001, 5,000,000 shares of Blank Check Preferred Stock with a stated par value of $0.01 per share were authorized, none of which have been issued.

Stock Split

On February 14, 2000, the Board of Directors of Bruker Daltonics Inc. authorized a seven-for-one stock split in the form of a stock dividend. Stockholders of record received six additional shares of common stock for every share they owned. All common shares and per share data in the accompanying financial statements have been restated to reflect the stock split.

Stock Options

In February 2000, the Board of Directors adopted and the Stockholders approved the 2000 Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 2,188,000 shares of common stock in connection with awards under the Plan. The Plan allows a committee of the Board of Directors (the "Committee") to grant incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock and phantom shares). The Committee has the authority to determine which employees will receive the awards, the amount of the awards and other terms and conditions of the award. During the year ended December 31, 2000 and 2001, the Committee granted stock options for 871,385 and 372,500 shares of common stock, respectively, which vest over three-to-five year periods.

Stock option activity for the year ended December 31, 2000 and 2001 was as follows:

(in thousands)	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	—
Granted	871,385	$6.41
Exercised	—	—
Forfeited	(39,785)	(5.27)
Outstanding at December 31, 2000	831,600	6.46
Granted	372,500	15.20
Exercised	(43,100)	(5.27)
Forfeited	(31,850)	(5.55)
Outstanding at December 31, 2001	1,129,150	$9.42
Exercisable at December 31, 2001	107,290	$6.40

The weighted average fair value of options granted in 2001 was	$1.58
The weighted average fair value of options granted in 2000 was	$1.76

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number of Options Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life in Years
$5.27—$8.00	681,650	8.01
$14.00—$19.85	447,500	9.22
	1,129,150	8.50

The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, because the exercise price of the Company's stock options granted to employees equaled the fair market value of the underlying stock on the date of grant, no compensation expense was recognized.

Stock options granted to non-employees, including Scientific Advisory Board Members, are accounted for in accordance with Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services," which requires the value of such options to be remeasured as they vest over a performance period. The fair value of such options is determined using the Black-Scholes model and the resulting charge is recognized as the related services are performed. The Company recorded approximately $181,000 and $238,000 of compensation expense relating to non-employee grants during the year ended December 31, 2000 and 2001, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if Bruker Daltonics has accounted for its employee stock options under the fair value method of the Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2001: risk-free interest rates ranging from 2.18% to 3.80%; expected dividend yield of 0%; volatility factor of 1.362 and a weighted-average expected life of the options of three-to-five years. The following weighted-average assumptions for 2000: risk-free interest rates ranging from 5.45% to 6.65%; expected dividend yield of 0%; volatility factor of 0.051 to 0.386; and a weighted-average expected life of the options of three-to-five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of stock options is amortized to expense over the options' respective vesting periods, and the estimated fair value of shares issued under the Company's stock option plan has been determined based on the fair value at date of grant as defined by SFAS 123. The Company's pro forma results for the years ended December 31, 2000 and 2001 would have been as follows:

	2000	2001
Pro forma net income (in thousands)	$2,089	$3,322
Pro forma earnings per common share:		
Basic	$0.04	$0.06
Diluted	$0.04	$0.06

9. Segment and Geographic Information

The Company operates in one business segment and engages in the design, manufacturing and marketing of proprietary life science systems, process analysis systems and analytical instruments based primarily on mass spectrometry technology.

Geographic Areas

Information concerning principal geographic areas is as follows:

(in thousands)

Year ended December 31,	1999	2000	2001
Net product revenues from external customers[1]			
Germany	$31,695	$38,862	$50,077
United States	22,166	22,913	22,881
Other	6,759	12,997	18,807
	$60,620	$74,772	$91,765

1 Net product revenues are attributable to geographic areas based on the region of sale.

(in thousands)

December 31,	1999	2000	2001
Long lived assets (excluding intangible assets)			
Germany	$24,284	$23,761	$32,529
United States	484	1,653	4,379
Other	673	567	485
	$25,441	$25,981	$37,393

Net assets			
Germany	$11,320	$ 15,357	$ 19,783
United States	5,294	117,539	119,738
Other	357	(1,397)	(3,024)
	16,971	131,499	136,497
Elimination entries	(6,913)	(7,327)	(8,950)
	$10,058	$124,172	$127,547

10. Discontinued Operations

In 1999, the Company decided to discontinue its Fourier Transform-Infrared (FT-IR) business. The FT-IR business unit sold and serviced FT-IR instruments to a variety of markets outside the Company's core technology platform of mass spectrometry. The Company completed the sale of its FT-IR business to Bruker Optik GmbH, an affiliated entity, in the first half of 2000 for a price which approximated the net book value of the assets and liabilities of the business.

Summary results for the discontinued operations for the years ended December 31, 1999 and 2000 are as follows:

(in thousands)

Year ended December 31,	1999	2000
Net product revenues	$2,742	$1,223
Total costs and expenses	(2,120)	(880)
Provision for income taxes	(249)	(159)
Income from discontinued operations	$373	$184

11. Related-Party Transactions

The Company is affiliated, through common stockholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

The Company recognized sales to affiliated entities of approximately $10.3 million in 1999, $9.4 million in 2000 and $4.1 million in 2001 and purchases from affiliated entities of approximately $3.2 million in 1999, $5.6 million in 2000 and $3.5 million in 2001.

The Company recognized sales to GeneProt, Inc of approximately $1.4 million and $6.0 million in 2000 and 2001, respectively. The Company recognized sales to GeneFormatics, Inc. of approximately $0.3 million in 2001. There were no sales to either Company in 1999, and there were no purchases from either company in 2001. These sales were recorded at arm's length conditions and in the normal course of business.

In 1999, 2000 and 2001, various Bruker affiliates provided administrative and other services (including office space) to the Company at a cost of approximately $437,000, $443,000 and $894,000, respectively, based on an assessment of the estimated fair market value of such services.

In 2000, the Company purchased land from a principal shareholder for $742,000, the estimated fair market value.

12. Employee Benefit Plans

The Company maintains or sponsors various defined contribution retirement plans that cover domestic and international employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed approximately $123,000, $199,000 and $315,000, in 1999, 2000 and 2001, respectively.

13. Commitments and Contingencies

License Agreements

The Company has entered into license agreements allowing it to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company pays royalties ranging from 0.15% to 5.00% on the related product revenues. Licensing fees for the years ended December 31, 1999, 2000 and 2001 were approximately $178,000, $238,000 and $405,000, respectively.

Grants

The Company had a grant from the National Institute of Standards and Technology (NIST) Advanced Technology Program, which commenced on March 1, 1995 and ran through February 28, 2000. This grant was for the development of a DNA sequencing time-of-flight mass spectrometer with a total project cost of $7.0 million, of which $3.5 million was reimbursed from NIST. The Company's expenditures were $2.1 million and $703,000 in 1999 and 2000, respectively. Amounts reimbursed from NIST were approximately $1.0 million and $226,000 in 1999 and 2000, respectively, and are classified in other revenues.

The Company's wholly-owned subsidiary, Bruker Daltonik GmbH and its subsidiary Bruker Saxonia Analytik GmbH, are the recipients of grants from German government authorities. The grants were made in connection with the Company's development of specific spectrometers and components of spectrometers. Total grants awarded amount to $5.0 million and expire through November 30, 2004. Amounts received under these grants during 1999, 2000 and 2001 totaled $3.0 million, $1.2 million and $926,000, respectively, and are classified in other revenues. Total expenditures related to these grants were $3.2 million, $2.7 million and $1.0 million in 1999, 2000 and 2001, respectively.

Legal

Since December 31, 1996, the Company had been involved in patent litigation with a competitor, Finnigan, a subsidiary of Thermo Electron Corporation. In August 2001, the companies reached a comprehensive settlement agreement related to this litigation. The settlement agreement provides for the dismissal of all pending suits, the waiving of all damages, and a framework of licensing and arbitration for potential future patent disputes between the companies in the field of ion trap mass spectrometry (ITMS). The settlement allows both companies, as well as their distributors, to sell their unmodified ITMS systems effective immediately. As a result, the Company reduced its patent litigation accrual by approximately $1.9 million in the third quarter of 2001, leaving a balance of $1.2 million for estimated remaining costs.

In the third quarter of 2001, the Company accrued a $1.5 million reserve related to an existing contract within our substance detection and pathogen identification business. The reserve is for possible cost overruns, attorneys' fees and other expenses related to this contract.

Other lawsuits, claims and proceedings of a nature considered normal to its businesses may be pending from time to time against the Company. The Company believes the outcome of these proceedings, if any, will not have a material impact on the Company's financial position or results of operations.

14. Earnings Per Share

The following table sets for the computation of basic and diluted average shares outstanding for the period indicated (in thousands)

December 31,	1999	2000	2001
Average shares outstanding – basic	45,500	49,269	54,825
Net effect of dilutive stock options – based on treasury stock method	—	653	353
Average shares outstanding – dilutive	45,500	49,922	55,178

15. Quarterly Information (Unaudited)

A summary of operating results for the quarterly periods in the two years ended December 31, 2001 is set forth below:

(in thousands, except per share data)

			Quarter Ended		
Year Ended December 31, 2001	**March 31**	**June 30**	**September 30**	**December 31**	**Total**
Net revenues	**$21,908**	**$22,310**	**$23,789**	**$24,684**	**$92,691**
Operating income from continuing operations	**667**	**575**	**972**	**1,059**	**3,273**
Net income	**945**	**833**	**925**	**934**	**3,637**
Net income per share—basic and diluted	**$0.02**	**$0.02**	**$0.02**	**$0.02**	**$0.07**

(in thousands, except per share data)

			Quarter Ended		
Year Ended December 31, 2001	**March 31**	**June 30**	**September 30**	**December 31**	**Total**
Net revenues	$14,599	$17,523	$22,690	$21,790	$76,602
Operating income (loss) from continuing operations	450	448	577	(741)	734
Income from continuing operations	137	118 581	1,230	2,066	
Income from discontinued operations, net of income tax	37	95	52	—	184
Net income	174	213	633	1,230	2,250
Net income per share—basic and diluted					
Income from continuing operations	$ —	$0.01	$0.01	$0.02	$0.04
Income from discontinued operations, net of income tax	—	—	—	—	—
Net income	$ —	$0.01	$0.01	$0.02	$0.04

During the quarter ended December 31, 2000, the Company recorded a provision for loss on contract of $1.1 million.

Worldwide Offices

Australia
Bruker Daltonics Pty. Ltd.
Unit 7
163 McEvoy St.
P.O. Box 202
Alexandria, NSW 2015
Tel. (61) 2 95506422
Fax (61) 2 06603687
Email peter.barron@bruker.com.au

Canada
Bruker Daltonics Ltd.
555 Steeles Ave.
Milton, Ontario L9T 1Y6
Tel. (1) (905) 876 4641
Fax (1) (905) 876 4421
Email michael.mcdonell@bruker.ca

France
Bruker Daltonique
34 Rue de l'Industrie
67166 Wissembourg/Cedex
Tel. (33) 3 88 736800
Fax (33) 3 88 736879
Email infomasse@bruker.fr

Germany
Bruker Daltonik GmbH
Fahrenheitstrasse 4
28359 Bremen
Tel.(49) 421 2205 200
Fax (49) 421 2205 103
Email sales@bdal.de

Bruker Saxonia Analytik GmbH
Permoserstrasse 15
04318 Leipzig
Tel. (49) 341 2431 30
Fax (49) 341 2431 404
Email sales@bsax.de

Great Britain
Bruker Daltonics Ltd.
Banner Lane
Coventry CV4 9GH
Tel. (44) 24 76 85 52 00
Fax (44) 24 76 46 53 17
Email sales@daltonics.bruker.co.uk

India
Bruker India Scientific Pvt. Ltd.
48 B. Wing, Abuishek
Lokandwala Complex
Char Bungalows, Andheri
Bombay 400058
Tel. (91) 22 626 2232
Fax (91) 22 626 8844
Email brukerin@vsnl.com

Italy
Bruker Daltonics S.r.l.
Via G. Pascoli, 70/3
I-20133 Milano
Tel: (39) 02 70636370
Fax: (39) 02 2361294
Email bruker@bdal.it

Japan
Nihon Bruker Daltonics K.K. (Tsukuba)
3-21-5 Ninomiya Tsukuba-shi
Ibaraki 305-0051
Tel. (81) 298 52 3510
Fax: (81) 298 52 6729
Email info@bruker.co.jp

Nihon Bruker Daltonics K.K. (Tokyo)
Landic Building Nihonbashi
2-16-13 Nihonbashi Chyuo-ku
Tokyo 103-0027
Tel. (81) 3 3516 1341
Fax: (81) 3 3516 1342
Email info@bruker.co.jp

Nihon Bruker Daltonics K.K. (Osaka)
Terasaki Building-2
1-8-29 Nishimiyahara Yodogawa-ku
Osaka 532-0004
Tel. (81) 6 6396 8211
Fax: (81) 6 6396 1118
Email info@bruker.co.jp

P.R. China
Bruker Daltonics Inc.
Beijing Representative Office
Everbright International
Trust Mansion, Suite 5113
11 Zhong Guan Cun South Avenue
Beijing 100081
Tel: (86) (10) 6847 4093/4095/1487
Fax: (86) (10) 6847 4109
Email hank.wang@bruker.com.cn

Scandinavia
Bruker Daltonics Scandinavia AB
Polygonvägen 79
187 66 Täby Sweden
Tel. (46) 8 4463630
Fax (46) 8 6301281
Email ms@bruker.se

Singapore
Bruker Daltonics Singapore PTE Ltd.
77 Science Park Dr.
#01-10 CINTECH III
Singapore 118256
Tel. (65) 774 7702
Fax. (65) 774 7703
Email sales@bruker.com.sg

Switzerland
Bruker Ag
Industriestrasse 26
8117 FALLANDEN
Tel. (41) 1 8259111
Fax. (41) 1 8259696
urs.widmer@bruker.ch

Taiwan (Republic of China)
Bruker Daltonics, Inc.
Taiwan Representative Office
5F-3, No. 1, Sec. 1
Chung Yang Rd.
San Chung City
Taipei, Taiwan
Tel. (886) 2 8982 3710
Fax. (886) 2 8982 3711
Email bruker@ms34.hinet.net

Thailand
Bruker South East Asia
Lertpanya Building, Suite 1407
41 Soi Lertpanya, Sri Ayuthaya Rd.
Khet Rajathewee, Bangkok 10400
Tel. (66) 2 642 6900
Fax (66) 2 642 6901
Email bsea@bruker.com

United States
Bruker Daltonics Inc.
15 Fortune Dr.
Billerica, MA 01821
Tel. (1) (978) 663 3660
Fax (1) (978) 667 5993
Email ms-sales@bdal.com

Bruker Daltonics Inc.
47697 Westinghouse Dr.
Fremont, CA 94539
Tel. (1) (510) 683 4300
Fax (1) (510) 490 6586
Email ms-sales@bdal.com

World Headquarters

United States
Bruker Daltonics Inc.
15 Fortune Dr.
Billerica, MA 01821
Tel. (1) (978) 663 3660
Fax (1) (978) 667 5993
Email ms-sales@bdal.com

Germany
Bruker Daltonik GmbH
Fahrenheitstrasse 4
28359 Bremen
Tel.(49) 421 2205 200
Fax (49) 421 2205 103
Email sales@bdal.de

Bruker Saxonia Analytik GmbH
Permoserstrasse 15
04318 Leipzig
Tel. (49) 341 2431 30
Fax (49) 341 2431 404
Email sales@bsax.de

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